

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 27504 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kimball & Cross Investment Management Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Congress Street, Suite 740
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Clifford (617) 228-5700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 South Quebec Street, Suite 200 (Address) Greenwood Village (City) Colorado (State) 80111 (Zip Code)


SEC MAIL
PROCESSING
RECEIVED
FEB 2 1 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John C. Clifford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimball & Cross Investment Management Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GEORGE P. ASSAD, JR.
Notary Public
Commonwealth of Massachusetts
My Commission Expires Aug 9, 2007


Signature

CFO/CCO
Title

02/15/2007
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

## TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Kimball & Cross Investment Management Corp.

We have audited the accompanying statement of financial condition of Kimball & Cross Investment Management Corp. as of December 31, 2006, and the related statement of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimball & Cross Investment Management Corp. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 23, 2007

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

# STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2006

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 104,563 |
| Certificate of deposit (Note 4) | | 23,320 |
| Due from clearing broker | | 65,643 |
| Receivable from related parties | | 12,114 |
| Securities owned, at market value | | 35,742 |
| Property and equipment, net of accumulated ammortization and depreciation of $64,038 | | - |
| Other assets | | 17,305 |
| ***Total assets*** | **$** | **258,687** |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable | $ | 38,440 |
| Accrued expenses | | 62,270 |
| ***Total liabilities*** | | 100,710 |
| **COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)** | | |
| **SHAREHOLDER'S EQUITY** (Note 2): | | |
| Common stock, $.01 par value; 3,000 shares authorized; 1 share issued and outstanding | | - |
| Additional paid-in capital | | 624,595 |
| Deficit | | (466,618) |
| ***Total shareholder's equity*** | | 157,977 |
| ***Total liabilities and shareholder's equity*** | **$** | **258,687** |

The accompanying notes are an integral part of this statement.

# KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| **REVENUE:** | | |
| Commission and fee income | $ | 1,454,587 |
| Trading income, net | | 9,941 |
| Other | | 29,847 |
| ***Total revenue*** | | 1,494,375 |
| **EXPENSES:** | | |
| Commissions, wages, and related expenses | | 1,081,372 |
| Clearing and exchange fees | | 162,393 |
| Professional fees | | 117,824 |
| Occupancy costs | | 59,799 |
| Communications and data processing | | 20,859 |
| General and administrative | | 37,568 |
| Regulatory fees | | 23,372 |
| ***Total expenses*** | | 1,503,187 |
| **NET LOSS** | **$** | **(8,812)** |

The accompanying notes are an integral part of this statement.

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
## YEAR ENDED DECEMBER 31, 2006

| | Common Stock | | Additional Paid-In | |
|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit |
| **BALANCES,** December 31, 2005 | 1 | $ - | $ 652,823 | $ (457,806) |
| Dividends | - | - | (28,228) | - |
| Net loss | - | - | - | (8,812) |
| **BALANCES,** December 31, 2006 | **1** | **$ -** | **$ 624,595** | **$ (466,618)** |

The accompanying notes are an integral part of this statement.

# STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net loss | $ (8,812) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Decrease in due from clearing broker | 10,708 |
| Increase in securities owned, at market value | (16,814) |
| Increase in other assets | (59) |
| Increase in accounts payable and accrued expenses | 15,878 |
| *Net cash provided by operating activities* | 901 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Increase in certificate of deposit | (725) |
| Decrease in receivable from related parties | 258 |
| *Net cash used in investing activities* | (467) |
| **CASH FLOWS USED IN FINANCING ACTIVITIES:** | |
| Dividends paid | (28,228) |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | (27,794) |
| **CASH AND CASH EQUIVALENTS,** beginning of year | 132,357 |
| **CASH AND CASH EQUIVALENTS,** end of year | **$ 104,563** |

The accompanying notes are an integral part of this statement.

## NOTES TO FINANCIAL STATEMENTS

### NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Organization and Operations***

Kimball & Cross Investment Management Corp. (the "Company") is a Delaware Corporation which was founded in 1999, and is a wholly-owned subsidiary of Kimball & Cross Web Capital, Inc. The Company currently operates as a registered broker-dealer with the Securities and Exchange Commission.

***Securities Transactions***

Securities owned by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade-date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

***Cash and Cash Equivalents***

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

***Property and Equipment***

Property and equipment are stated at cost. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years.

***Fair Value of Financial Instruments***

The Company's financial instruments, including cash, deposits with and due from clearing broker, receivables, other assets, accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of the instruments. Securities owned are valued at market value using quoted market prices.

## NOTES TO FINANCIAL STATEMENTS
**(Continued)**

### *NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

*Income Taxes*

The Company files a consolidated tax return with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $89,142 and $6,717, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.13 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

### *NOTE 3 - INCOME TAXES*

The Company has a net operating loss carry forward of approximately $44,000 for income tax purposes. There were no material differences between the Company's taxable income for financial reporting and income tax reporting purposes.

## NOTES TO FINANCIAL STATEMENTS
**(Continued)**

### *NOTE 4 - COMMITMENTS AND CONTINGENCIES*

During the year ended December 31, 1998, the Company entered into a non-compete employment agreement with two employees. One agreement, commencing August 1, 1998, obligates the Company to pay the employee 1% of gross revenues of the Company as a broker/dealer until September 30, 2007. The other agreement, commencing August 1, 1998, obligates the Company to pay a monthly salary of $1,200 while the employee is employed by the Company.

The Company leases office space from an unrelated party under a noncancelable operating lease expiring in April 2008. The lease is secured by a bank letter of credit of $23,320 at December 31, 2006. Future minimum lease payments under this lease as of December 31, 2006 are as follows:

| Year | Amount |
|---|---|
| 2007 | $ 52,000 |
| 2008 | 17,000 |
| | **$ 69,000** |

For the year ended December 31, 2006, rent expense was approximately $55,000.

The Company has established a non-discriminatory salary reduction and defined contribution profit sharing plan covering substantially all eligible employees. The salary reduction plan provides for an employer matching contribution of 25% of the employee contribution, up to $1,000. The profit sharing plan contributions are made by the Company as determined annually by the Board of Directors, subject to certain limitations. The plans are tax exempt under Section 401 of the Internal Revenue Code. For the year ended December 31, 2006, contributions to the plans totaled $4,235.

During 2005, the Company renegotiated its clearing agreement with its clearing firm. The term of the agreement shall continue until May 31, 2011 whereby the Company will introduce its securities transactions with this clearing firm. If the Company terminates the agreement prior to May 31, 2011 without cause (as defined in the agreement), the Company's customer accounts including their revenue stream and goodwill will have been deemed sold to their clearing firm. In addition, if the Company breaches the terms of the agreement without due cause, the Company agrees to pay liquidated damages of $100,000. The liquidated damages of $100,000 shall be subordinate to claims of the Company's customers that have been approved by a trustee appointed by the Securities Investor Protection Corporation pursuant to the issuance of such protective decree.

### *NOTE 5 - FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK*

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

### *NOTE 5 - FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK (continued)*

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the deposit with and amounts due from this clearing broker could be subject to forfeiture.

The Company is involved in an arbitration in which a large and/or indeterminate amount is sought. The Company intends to vigorously defend itself in this action but the final outcome is not known at the present time.

The Company has cash in banks in excess of the FDIC insurance coverage of $100,000. At December 31, 2006, the Company had $26,754 in excess of this requirement and which is subject to loss should the bank cease operations.

# SUPPLEMENTARY INFORMATION

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

# COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
## DECEMBER 31, 2006

| | | |
|---|---|---|
| **CREDIT:** | | |
| Shareholder's equity | $ | 157,977 |
| **DEBITS:** | | |
| Certificate of deposit | | 23,320 |
| Receivable from related parties | | 12,114 |
| Other assets | | 17,305 |
| Non-marketable securities | | 9,965 |
| *Total debits* | | 62,704 |
| **Net capital before haircuts on securities positions** | | 95,273 |
| Haircuts on securities positions, includes undue concentration of $2,264 | | 6,131 |
| **NET CAPITAL** | | 89,142 |
| Minimum requirements of 6-2/3% of aggregate indebtedness of $84,832 or $5,000, whichever is greater | | 6,717 |
| **EXCESS NET CAPITAL** | **$** | **82,425** |
| **AGGREGATE INDEBTEDNESS:** | | |
| Accounts Payable | $ | 38,440 |
| Accrued expenses | | 62,270 |
| | **$** | **100,710** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **1.13 to 1** |

**Note:** There were no material differences in the above computation of net capital and the computation submitted by the Company in accordance with SEC Rule 17a-5.

See Independent Auditors' Report.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

**INDEPENDENT AUDITORS' REPORT ON**
**INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

To the Board of Directors of
Kimball & Cross Investment Management Corp.

In planning and performing our audit of the financial statements and supplementary information of Kimball & Cross Investment Management Corp. (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kimball & Cross Investment Management Corp. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Kimball & Cross Investment Management Corp. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

In addition, our review indicated that Kimball & Cross Investment Management Corp. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 23, 2007



END